FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of February 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002   SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President

                       Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99	Press Release on February 15, 2002 Sun and Station Partner in Online Wagering Venture

Exhibit 99



FROM: Sun International
                    The Bahamas
                    Contact: John Allison
                    Tel: +1.242.363.6016

<u>**FOR IMMEDIATE RELEASE**</u>

SUN AND STATION PARTNER IN ONLINE WAGERING VENTURE

PARADISE ISLAND, The Bahamas, February 15, 2002 – Sun International Hotels Limited (NYSE: SIH) ("Sun") and Station Casinos, Inc. (NYSE: STN) ("Station") today announced that Station will purchase a 50% interest in SunOnline Ltd ("SunOnline"), a wholly-owned subsidiary of Sun. Each company will have equal board representation and SunOnline will be the exclusive vehicle for both Sun and Station to pursue the Internet wagering business.

In September 2001, SunOnline was awarded one of the first three online gaming licenses granted by the Isle of Man. In December 2001, SunOnline became the first Isle of Man licensee to commence operations when it launched **www.CasinoAtlantis.com**, its Internet wagering site. The site, operated under strict Isle of Man regulations, prohibits wagering from jurisdictions that do not permit Internet wagering including the United States.

"Our strategy for the Internet gaming business is threefold: (1) create a convenient and entertaining wagering experience; (2) market the credibility of our land based operations; and (3) maintain the highest level of regulatory compliance. Sun has the same objectives," stated Lorenzo Fertitta, President of Station. "The combination of Station and Sun will bring together complementary skills in both operating and marketing this business."

"We are very pleased to have Station as our partner in this business. Joining forces with Station enhances our effort to develop an outstanding Internet gaming platform," stated Butch Kerzner, President of Sun.

The purchase price will approximate $5 million. The transaction is subject to certain conditions, including Isle of Man regulatory approval, and is expected to close by the third quarter of calendar 2002. Because the venture is in its early stages, the companies have determined it is too early to provide any guidance regarding projected operating results.

About Sun International Hotels Limited

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Sun's flagship destination is Atlantis, a 2,317 room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest marine habitat. Sun also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the United States. In their luxury resort hotel business, Sun operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit Sun's website at **www.sunint.com**.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Sun's public filings with the Securities Exchange Commission.

For more information, please contact:

John Allison, Executive Vice President – Chief Financial Officer
+1.242.363.6016
INVR@fll.sunint.com

About Station Casinos, Inc.

Station Casinos, Inc. is the leading provider of gaming and entertainment to the residents of Las Vegas, Nevada. Station's properties are regional entertainment destinations and include various amenities, including numerous restaurants, entertainment venues, movie theaters, bowling, and convention/banquet space, as well as traditional casino gaming offerings such as video poker, slot machines, table games, bingo and race and sports wagering. Station owns and operates Palace Station Hotel & Casino, Boulder Station Hotel & Casino, Santa Fe Station Hotel & Casino and Wild Wild West Gambling Hall & Hotel in Las Vegas, Nevada, Texas Station Gambling Hall & Hotel and Fiesta Casino Hotel in North Las Vegas, Nevada, and Sunset Station Hotel & Casino and The Reserve Hotel & Casino in Henderson, Nevada. Station also owns a 50 percent interest in Barley's Casino & Brewing Company and a 50 percent interest in Green Valley Ranch Station Casino, which opened in December 2001.

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